Exhibit 99(g)(4)

AUTOMATIC YEARLY RENEWABLE TERM

REINSURANCE AGREEMENT

between

FARM BUREAU LIFE INSURANCE COMPANY

Des Moines, Iowa

and

GENERALI USA LIFE REASSURANCE COMPANY

Kansas City, Missouri

TABLE OF CONTENTS

Article I. Automatic Reinsurance	3
Article II. Facultative Reinsurance	4
Article III. Ceding Company Conditional or Temporary Coverage	5
Article IV. Commencement of Liability	6
Article V. Premium	6
Article VI. Administration	7
Article VII. Increase in Retention & Recapture	8
Article VIII. Reductions, Terminations, Increases & Reinstatements	9
Article IX. Conversions, Exchanges & Replacements	10
Article X. Claims	12
Article XI. Administrative Errors	13
Article XII. DAC Tax	14
Article XIII. Dispute Resolution & Arbitration	15
Article XIV. Confidentiality	16
Article XV. Insolvency	18
Article XVI. General Reinsurance Provisions	19
Article XVII. Duration of Agreement	20
Article XVIII. General Provisions	20
Article XVIX. Intermediary	22

Schedule A. Treaty Specifications
Schedule B. Plan, Benefit and Rider Information
Schedule C. Additional Miscellaneous information
Exhibit I. Retention
Exhibit IA. Underwriting Guidelines
Exhibit II. Reinsurance Rates
Exhibit IIA. Miscellaneous Rates
Exhibit IIB. Percentages of Premium
Exhibit III. Allowances
Exhibit IV. Exhibit V. Record Layout

This automatic yearly renewable term reinsurance agreement (the “Agreement”) is an indemnity reinsurance agreement between Farm Bureau Life Insurance Company (“the Ceding Company”) and Generali USA Life Reassurance Company (“Generali USA”). The Agreement shall become effective on the date the last required signature is affixed (the “Effective Date”).

Article I. Automatic Reinsurance

A.	Reinsured Policies. Beginning on April 1, 2005 (the “Coverage Commencement Date”) and continuing until this Agreement is terminated, the Ceding Company will automatically cede to the Generali USA and Generali USA will reinsure: (w) the specified portion of the life insurance risk as set forth on Schedule A entitled “Basis of Risk”; (x) arising under the insurance policies, riders and supplementary benefits listed in Schedule A (the “Underlying Policies”), (y) up to the “Automatic Binding Limits” shown in Schedule A and (z) that meet the following conditions and limitations, such policies meeting all of these requirements being the “Reinsured Policies”.

1.	The insured, at the time of the application, must be a permanent resident of the United States or Canada.

2.	The Ceding Company must keep that portion of an Underlying Policy’s risk specified in Retention Schedule (Exhibit I) for each life. Further, the Ceding Company must continue to retain risk on such insured life until its “full” amount of “Retention” on the applicant life has been retained.

3.	The Ceding Company has underwritten the Underlying Policy in material compliance with the underwriting guidelines and polices that have been adopted by the Ceding Company and are in use on the Coverage Commencement Date (the “Underwriting Guideline”). Material changes to the Underwriting Guidelines must be approved by Generali USA prior to being used to underwrite Underlying Policies.

4.	The total of the new ultimate amount of reinsurance required, including contractual increases, plus the amount already reinsured on the applicant life under this Agreement and all other reinsurance agreements between the Generali USA and the Ceding Company, does not exceed the “Automatic Binding Limits” set out in Schedule A.

5.	The amount of life insurance inforce in all companies, including any coverage to be replaced plus the amount currently applied for on the applicant life in all companies, does not exceed the “Jumbo Limit” specified in Schedule A.

6.	The application is for a life that has not been submitted facultatively to Generali USA or any other reinsurer within the last three (3) years, unless the reason for the prior facultative submission was solely for capacity that may now be accommodated within the terms of this Agreement

7.	The automatic mortality rating on any one life shall not exceed the “Table Rating” specified in Schedule A, or its equivalent on a flat extra premium basis. Unless otherwise agreed $2.50 per thousand of face amount is equal to one table.

8.	The applicant’s age does not exceed the Maximum Automatic Issue Age specified in Schedule A.

9.	The Ceding Company has not reinsured the amount it has retained on a life covered under this Agreement, on any basis, without prior notification to Generali USA.

B.	Back Dating. Underlying Polices whose effective dates have been “backdated” up to a maximum of six months from the Coverage Commencement Date to “save age”, are also eligible to be Reinsured Policies so long as they meet all of the other conditions. If a lesser time period is specified by applicable regulatory provisions, such lesser period shall control. The six month period is all that will be allowed for this Agreement regardless of whether or not regulatory provisions will allow a longer period. Further, regardless of any other provision to the contrary, Generali USA’s liability for claim for such backdated Reinsured Policies begins on the Coverage Commencement Date.

Article II. Facultative Reinsurance

A.	The Ceding Company may submit any application for an Underlying Policy to Generali USA for its consideration on a facultative basis.

1.	Application. The Ceding Company may apply for reinsurance on a facultative basis by sending to Generali USA an “application” for facultative reinsurance and providing copies of all underwriting documentation and evidence that is available for risk assessment including, but not limited to, copies of the application for insurance, medical examiners’ reports, attending physicians’ statements, inspection reports, and any other information bearing on the insurability of the risk. The Ceding Company must also notify Generali USA of any outstanding underwriting requirements at the time of the facultative submission. Any subsequent information received by the Ceding Company that is pertinent to the risk assessment must be transmitted to Generali USA as soon as possible.

a.	The parties may agree in writing from time to time upon the form, format, media for the information and methods of transmission of the facultative application and supporting documentation.

2.	Response. Upon completing its review of the facultative application and supporting documentation, Generali USA will promptly inform the Ceding Company of its decision which will be one of the following.

a.	An unconditional offer to accept the facultative application;

b.	A conditional offer to accept the facultative application that is subject to Generali USA being provided specified additional evidence of insurability. Upon Generali USA’s acceptance of the additional evidence in writing, the conditional offer shall become an unconditional offer and the Ceding Company shall have one-hundred twenty (120) days from such date to accept the offer as provided below.

c.	A declination.

3.	Generali USA’s conditional or unconditional offers expire at the end of one hundred twenty (120) days from the date of the offer, unless otherwise agreed in writing by Generali USA.

4.	Acceptance. If the unconditional offer is acceptable to Ceding Company, it must notify Generali USA in writing of its acceptance of the offer within the one hundred twenty (120) day offer period.

5.	The Ceding Company must advise Generali USA in writing if the application for facultative reinsurance is not to be placed with Generali USA. The acceptance of the facultative offer from another reinsurer by the Ceding Company automatically terminates Generali USA’s facultative offer.

Article III. Ceding Company Conditional or Temporary Coverage.

A.	Exclusions. Regardless of any provision to the contrary, the provisions of Article I Automatic Reinsurance and Article II Facultative Reinsurance do not apply to and no reinsurance is available under those provisions in a situation where the Ceding Company provides insurance coverage for an applicant prior to the issuance and proper delivery of a Reinsured Policy to the applicant during his or her lifetime.

B.	Conditional Coverage. Generali USA will provide the following limited indemnity reinsurance coverage in an instance where “conditional receipt” coverage, temporary insurance coverage or other similar coverage is made available to the Ceding Company’s applicant (the “Applicant”) prior to the issuance of a Reinsured Policy during the lifetime of the applicant, subject to the following conditions.

1.	The Ceding Company must (x) provide Generali USA with all relevant forms, rules, requirements and practices applicable to such coverage (the “Conditional Rules”), (y) the Conditional Rules are found to be acceptable to Generali USA, with such approval not being unreasonably withheld and (z) the Applicant’s coverage was provided in accordance with the Conditional Rules in all material respects.

a.	If there are material changes in the Conditional Rules, no coverage is available under this Article during the period from the date of such change until the date the Ceding Company has provided Generali USA with updated copies and Generali USA has agreed that they are acceptable, with such agreement not being unreasonably withheld.

C.	Coverage Limits. Notwithstanding any provision to the contrary, the reinsurance coverage provided under this Article is strictly limited to our proportionate share determined by our automatic participation of $150,000 for any single life regardless of the number and terms of any conditional receipts, temporary coverage terms, policy provisions, settlement terms or other similar provisions.

Article IV. Commencement of Liability

Except for the limited conditional reinsurance coverage provided pursuant to Article III, the following will control when Generali USA’s liability under this Agreement will come into existence.

A.	Automatic Reinsurance. Subsequent to the Effective Date and if all other requirements of the Agreement have been met, Generali USA’s liability for a Reinsured Policy that is issued and in force will commence at the same time as the Ceding Company’s.

B.	Facultative Reinsurance. If all other requirements of the Agreement have been met, Generali USA’s liability for risks subject to an unconditional facultative offer will commence at the same time as the Ceding Company’s liability, provided that (w) the Agreement is in effect, (x) Generali USA has made an unconditional facultative offer, (y) the offer was accepted in writing prior to the expiration of the offer, and (z) the resultant Underlying Policy is issued. Upon satisfaction of these conditions, the resultant Underlying Policy becomes a Reinsured Policy.

Article V. Premium

A.	Premiums. The premium rates and the percentages of those rates, and allowances for life insurance and other benefits reinsured under this Agreement are shown in Exhibit II, IIA, IIB, and Exhibit III respectively.

The life insurance rates shown in Schedule ~ are guaranteed for one year. Although the Reinsurer anticipates continuing to accept reinsurance at these rates, the Reinsurer has the right to increase these rates by giving the Ceding Company at least 90 days advance written notice stating both the rate increase date and the percentage rate increase. The percentage rate increase will apply to each policy on the anniversary date following the effective date of the increase. The increased rates may not exceed the valuation net premium for annually renewable term insurance calculated using the applicable statutory mortality table and the maximum statutory interest rate for each year.

In addition, if the Reinsurer increases the rates, the Ceding Company has the right (but not the obligation) to recapture, in its entirety, all of the reinsured business for which the Reinsurer increases the reinsurance premiums. Recapture shall be on the next policy anniversary of each policy. The Ceding Company must notify the Reinsurer of their intention to recapture within 90 days of the rate increase. In such circumstances, the Reinsurer will refund any unearned premium minus the amount of any unearned allowances.

B.	Payment. Reinsurance premiums are payable annually in advance. The Ceding Company will calculate the amount of reinsurance premium due for Reinsured Policies for each reporting period and, within 45 days after the end of the month (the Ceding Company Remittance Date), will send Generali USA a statement that contains the information shown in Exhibit IV, showing reinsurance premiums and allowances due for that period.

1.	If an amount is due the Reinsurer, the Ceding Company will remit that amount together with the statement.

2.	If an amount is due the Ceding Company, Generali USA shall either contest that amount or remit such amount within 45 days of receipt of the statement (the Generali USA Remittance Date). If Generali USA contests, the parties will diligently work to resolve but after fifteen (15) business days that effort is unsuccessful, they will resolve it by means of the dispute resolution provisions in Article XIII.

C.	Interest. Premium balances that remain unpaid for more than thirty (30) days after the Ceding Company Remittance Date or Generali USA Remittance Date will incur interest from such remittance date until the date paid in accordance with the provisions of Article XVIII. A.

D.	Condition Precedent. The payment of reinsurance premiums is a condition precedent to the liability of Generali USA for reinsurance covered by this Agreement. In the event that reinsurance premiums are not paid in full within thirty (30) days of the Ceding Company Remittance Date, Generali USA will have the right to terminate the reinsurance for all Reinsured Policies having reinsurance premiums in arrears. If the Reinsurer elects to exercise its right of termination, it will give the Ceding Company thirty (30) days prior written notice of its intention. Such notice will be sent by certified mail.

1.	If all reinsurance premiums in arrears, including any that become in arrears during the notice period, are not paid before the expiration of the notice period, the Agreement will be terminated and the Reinsurer will be relieved of all liability for those policies as of the last date to which premiums have been fully paid. Subsequently, reinsurance coverage for all remaining Reinsured Policies will automatically terminate on the last date to which premiums have been paid.

2.	The right to terminate reinsurance will not prejudice the Reinsurer’s right to collect premiums for the period during which reinsurance was in force prior to the termination.

3.	Terminated reinsurance may be reinstated, subject to approval by the Reinsurer, within fifteen (15) days of the date of termination, and upon payment of all reinsurance premiums in arrears including any interest accrued thereon.

a.	The Reinsurer will have no liability for any claims incurred between the date of termination and the date of the reinstatement of the reinsurance.

4.	The Ceding Company shall not force termination under the provisions of this Article solely to avoid the provisions regarding recapture in Article VII, or to transfer the reinsured policies to another reinsurer.

Article VI. Administration

This Agreement is “self-administered” meaning that Ceding Company shall have the responsibility of maintaining adequate records for the administration of the reinsurance provided pursuant to the Agreement. The Ceding Company will furnish Generali USA with periodic reports as specified below.

A.	Periodic Reporting. The Ceding Company shall provide via electronic media the information specified in Exhibit IV within 45 days after the end of every calendar month in a form and format agreed to by the parties in writing from time to time.

B.	Report Modifications. The Ceding Company shall consult with Generali USA concerning any changes it proposes to implement in the data format or code structure. Generali USA must approve any changes prior to their use and such approval shall not be unreasonably withheld.

Article VII. Increase in Retention & Recapture

A.	Recapture. The Ceding Company may increase its maximum retention limits over the maximum retention limits set forth in Exhibit I and therefore “Recapture” a portion of the reinsured risk if the following conditions have been met.

1.	Reinsured Polices are not eligible for Recapture until the end of fifteen (15) years from each such Reinsured Policy’s effective date.

2.	The Ceding Company must give Generali USA 90 days written notice prior to its intended date of the commencement of recapture.

3.	The Recapture must occur in conjunction with an increase in the Ceding Company’s maximum amount on its schedule of retention. For a Reinsured Policy, if the Ceding Company has maintained its maximum retention for the plan of insurance and the insured’s issue age, sex, and mortality classification, it may apply its increased retention limits to that Reinsured Policy to reduce the amount of reinsurance in force.

4.	The reduction of reinsurance on affected policies will become effective on the policy anniversary date immediately following the notice of election to recapture.

5.	If any reinsured policy is recaptured in accordance with this Article, all similarly situated Reinsured Policies eligible for recapture under the provisions of this Article must be recaptured up to the Ceding Company’s new maximum retention limits. Such recapture must be done in a consistent manner and the Ceding Company must increase its total amount of insurance on each reinsured life that is eligible. The Ceding Company may not revoke its election to recapture for policies becoming eligible at future anniversaries.

B.	Additional Conditions.

1.	If portions of the reinsured policy have been ceded to more than one reinsurer, the Ceding Company must allocate the reduction in reinsurance so that the amount reinsured by each reinsurer after the reduction is proportionately the same as if the new maximum dollar retention limits had been in effect at the time of issue.

2.	If there is a reinsured waiver of premium claim in effect when recapture takes place, the Ceding Company will continue to pay the reinsurance premium and the Generali USA will reimburse its share of the waiver claim until it terminates. Generali USA will not be liable for any other benefits, including the basic life risks that are eligible for recapture. All such eligible benefits will be recaptured as if there were no waiver claim in effect.

3.	After the effective date of recapture, Generali USA will not be liable for any Reinsured Policies or portions of such Reinsured Policies eligible for recapture that the Ceding

Company has overlooked. This circumstance will not be considered an Error as defined in, nor eligible for treatment pursuant to Article XL

4.	No recapture will be permitted if the Ceding Company has either obtained or increased stop loss reinsurance coverage as the rationale for the increase in retention limits.

5.	If the retained percentage for new business is increased, the Ceding Company may not recapture up to the new percentage on in force policies for the same product.

6.	At the time of recapture Generali USA will refund unearned premiums. Further, Generali USA will refund the appropriate amount of unearned premium in instances where the Ceding Company has overlooked a Reinsured Policy or portion thereof as described in Article VII.B.3 above.

Article VIII. Reductions, Terminations , Increases & Reinstatements

Whenever a change is made in the status, plan, amount or other material feature of a Reinsured Policy, Generali USA will, upon receipt of notification of the change, provide adjusted reinsurance coverage in accordance with the provisions of this Agreement. The Ceding Company must notify the Reinsurer of any such change within thirty (30) days of its effective date.

A.	Reductions and Terminations

1.	For any life reinsured under a Reinsured Policy, in the event of a reduction, lapse, or termination of (x) a Reinsured Policy under this Agreement or (y) any other policy, the Ceding Company will reduce or terminate reinsurance on that life. The reinsured amount on the life with all reinsurers must be reduced, effective on the same date, by the amount required such that the Ceding Company maintains the same amount as retained prior to a reduction, termination or lapse.

2.	The reinsurance reduction will apply first to the policy or policies being reduced and then, on a chronological basis, to other reinsured policies on the life, beginning with the oldest policy. If a fully retained policy on a life that is reinsured under this Agreement is terminated or reduced, the Ceding Company will reduce the existing reinsurance on that life by a corresponding amount, with the reinsurance on the oldest policy being reduced first. If the amount of reduction exceeds the risk amount reinsured, the reinsurance on the policy or policies will be terminated.

3.	Generali USA will refund any unearned reinsurance premiums net of allowances. However, the reinsured portion of any policy fee will be deemed earned for a policy year if the policy is reinsured during any portion of that policy year.

B.	Increases

1.	Non-contractual Increases. If the amount of insurance is increased as a result of a noncontractual change, the increase must be underwritten by the Ceding Company in accordance with its customary standards and procedures and then will be considered new reinsurance under this Agreement.

a.	Generali USA’s approval is required if the original policy was reinsured on a facultative basis or if the new amount will cause the reinsured amount on the life to exceed either the Automatic Binding Limits or the Jumbo Limits specified in Schedule A.

b.	The Ceding Company and Generali USA will share the increased amount proportionately. Once the Ceding Company’s maximum retention has been reached, the remaining amount will be reinsured on an [excess/proportional] basis. Premiums for the additional reinsurance will be [at the new-issue rate from the point of increase/ point-in-scale from the original issue date].

2.	Contractual Increases.

a.	For policies reinsured on an automatic basis, reinsurance of increases in amount resulting from contractual policy provisions will be accepted only up to the Automatic Binding Limits specified in Schedule A.

b.	For policies reinsured on a facultative basis, reinsurance will be limited to the ultimate amount shown in the Reinsurer’s facultative offer. Reinsurance premiums for contractual increases will be on a point-in-scale basis from the original issue age of the policy.

C.	Reinstatements

1.	If an insurance policy lapses for nonpayment of premium and is reinstated under the Ceding Company’s terms and rules, the reinsurance will automatically be reinstated by Generali USA. Any policy originally reinsured with Generali USA on a facultative basis which has been in a lapsed status for more than ninety (90) days must be submitted with underwriting requirements and approved by Generali USA before it is reinstated. The Ceding Company will pay Generali USA its share of amounts collected or charged for the reinstatement of such policies. The Ceding Company shall pay Generali USA upon reinstatement all back reinsurance premiums.

Article IX. Conversions, Exchanges & Replacements

If a policy reinsured under this Agreement is converted, exchanged or replaced, the Ceding Company will promptly notify Generali USA. Unless mutually agreed otherwise, policies that are not reinsured with Generali USA and that exchange or convert to a plan normally covered under this Agreement will not be reinsured hereunder.

A.	Conversions

1.

Generali USA will continue to reinsure policies resulting from the contractual conversion of any Reinsured Policy, in an amount not to exceed the original amount reinsured hereunder. If the plan to which the original policy is converting is reinsured by Generali USA, either under this Agreement or under a different agreement, reinsurance premium rates for the resulting converted policy will be those contained in the agreement that covers the plan to which the original policy is converting. However, if the new plan is not reinsured by Generali USA, reinsurance premiums for a policy resulting from a contractual conversion will use the YRT Rates shown in Exhibit II. Reinsurance premiums and any allowances for conversions will be on a point-in-scale basis from the original issue age of the policy.

2.	If during a conversion an increase in the risk amount results, the increase must be underwritten by the Ceding Company in accordance with its customary standards and procedures. Generali USA will accept its share of such increases, subject to the new business provisions of Article I of this Agreement. Reinsurance premiums and any allowances for increased risk amounts will be first-year premiums at the agreed-upon premium rate.

B.	Exchanges & Replacements

1.	To be eligible for reinsurance under this Agreement, a policy resulting from an internal exchange or replacement must be underwritten by the Ceding Company in accordance with its underwriting guidelines, standards and procedures for exchanges and replacements. Further, if the Ceding Company’s guidelines treat the policy as “new business”, then the subsequently issued exchange or replacement policy may be submitted as “new business” for processing in accordance with Article I to Article IV as appropriate if it meets the following criteria:

a.	the Ceding Company has obtained complete and current underwriting evidence on the full ultimate amount;

b.	the full normal commissions are paid for the new plan; and

c.	the Suicide and Contestable provisions apply as if the policy were newly issued

2.	Generali USA’s approval to exchange or replace the policy will be required if the original policy was reinsured on a facultative basis.

3.	If the Ceding Company’s guidelines do not treat the policy as new business and the replacement utilizes an Underlying Policy, the exchange or replacement will continue to be ceded to Generali USA on a “point-in-scale” basis utilizing the YRT Rates shown in Exhibit II (the rates will be based on the original issue age, underwriting class and duration since the issuance of the original policy).

4.	If the Ceding Company’s guidelines do not treat the policy as new business and the replacement does not utilize an Underlying Policy, no coverage is available under this Agreement.

C.	Misstatement of age or sex

In the event the amount of insurance provided by a policy or policies reinsured hereunder is increased or reduced because of a misstatement of age or sex established after the death of the insured, Generali USA shall share in the increase or reduction in the proportion that the net liability of Generali USA bore to the sum of the retained net liability of the Ceding Company and the net liability of other reinsurers immediately prior to such increase or reduction. The reinsurance with Generali USA shall be written from commencement on the basis of the adjusted amounts using premiums and reserves at the correct ages and sex. The adjustment for the difference in premiums shall include payment of interest.

Article X. Claims

A.	The Ceding Company shall give Generali USA written notice within twenty (20) days of submission to the Ceding Company of any claim on a policy reinsured under this Agreement, and written notice within ten (10) days of the service of process upon the Ceding Company in connection with any litigation involving such claim. Copies of documentary and other materials evidencing the claim (the “Proofs”) obtained by the Ceding Company together with a statement showing the amount due or paid on such claim by the Ceding Company shall be furnished to Generali USA at the time payment is requested.

B.	Generali USA shall accept the decision of the Ceding Company in payment of the Ceding Company’s contractual liability for the claim and shall pay its portion to the Ceding Company upon receipt of proof that the Ceding Company has paid the claimant. In reaching its decision, the Ceding Company shall act with good faith and in accord with its standard practices applicable to all claims, whether reinsured or not.

C.	If the Ceding Company retains a lesser amount at risk than the amount ceded to Generali USA, the Ceding Company shall inform Generali USA of the results of its investigation and/or intentions regarding payment of a claim related to such risk. In part, this is to allow Generali USA to meet its obligations, to the extent they exist with regard a claim that may be retroceded.

1.	Generali USA will not condition the payment of any claim that is reimbursable pursuant to this Agreement upon the Ceding Company following direction from Generali USA as to how the claim will be settled or the contest managed. For clarity purposes, this provision shall in no way limit Generali USA’s right to conduct claim audits or to determine, for other reasons, that a particular claim is not payable under the terms of the Agreement.

D.	The Ceding Company shall notify Generali USA within ten (10) days from the date of the Ceding Company decision to contest, compromise, or litigate a claim involving reinsurance (collectively referred to as a “Contest”). Generali USA will notify the Ceding Company within five (5) days of receipt of the notice as to whether it will participate or not in the Contest.

1.	If Generali USA agrees to participate, it shall pay its share of a settlement, up to the maximum reinsurance that would have been payable by Generali USA under the specific policy had there been no controversy, plus its share of specific “Claim Expenses” as defined below.

i.	“Claim expenses” shall be deemed to mean only the reasonable legal and investigative expenses connected with the litigation or settlement of contractual liability claims. “Claim expenses” shall not include expenses incurred in connection with a dispute or contest arising out of conflicting claims of entitlement to policy proceeds which the Ceding Company admits are payable or any routine claim administrative expenses, including, but not limited to, compensation of officers and employees of the Ceding Company.

2.	If Generali USA declines to be a party to the Contest Generali USA shall discharge all of its liability to the Ceding Company by paying the full amount reinsured under this Agreement to the Ceding Company.

E.	In no event shall Generali USA have any liability for any, punitive, exemplary, extracontractual or similar damages, fines or penalties which are assessed against the Ceding Company as a result of acts, omissions or course of conduct committed by the Ceding Company. The parties recognize that circumstances may arise in which the Generali USA’s conduct would require, based upon equitable principals of law, the Generali USA to share proportionately in punitive and compensatory damages awarded, to the extent permitted by law. The parties agree that for this to occur, Generali USA must have been a direct, active, decision making participant in the conduct that gives rise to the extracontractual liability and that the intervention is to such an extent that it equitably should be considered when extracontractual liabilities are apportioned.

1.	For purposes of this section, the following are examples of where the Reinsurer’s conduct will give rise to such a responsibility: a) it has actively taken control of the litigation and is directing the Ceding Company’s action; b) it is attempting to compel acceptance of its direction by a specific written threat of withholding payment of reinsurance proceeds.

2.	The parties agree that the decision to participate in a Contest is not a sufficiently direct, active, decision making role so as to give rise to extracontractual damages nor is the provision of advice concerning a claim that was solicited by the Ceding Company.

F.	Miscellaneous Claim Provisions.

1.	In the event the amount of insurance provided by a policy or policies reinsured hereunder is increased or reduced because of a misstatement of age or sex established after the death of the insured, Generali USA shall share in the increase or reduction in the proportion that the net liability of Generali USA bore to the sum of the retained net liability of the Ceding Company and the net liability of other reinsurers immediately prior to such increase or reduction. The reinsurance with Generali USA shall be written from commencement on the basis of the adjusted amounts using premiums and reserves at the correct ages and sex. The adjustment for the difference in premiums shall be made without interest.

2.	It is understood and agreed that the payment of a death claim by Generali USA shall be made in one sum regardless of the mode of settlement under the policy of the Ceding Company.

Article XI. Administrative Errors

A.	Definition. For purposes of this Article, an “Administrative Error” (or collectively “Errors”) refers to the situation where a party through an unintentional error, oversight, omission, or misunderstanding fails to comply with the terms of this Agreement applicable to the administration of the Agreement.

1.	The following are not considered Errors for purposes of this Agreement:

a.	Non-compliance with the provisions of Article I to Article IV.

b.	Grossly negligent, deliberate acts or repetitive errors (i.e., those that a party has become aware of and which then occur again).

c.	A circumstance that would be an “Error” but it occurred more than (36) months in the past.

B.	Notice. Upon discovery of the Error by a party, it shall promptly notify the other party, providing as much detail as is available about the circumstances. Additionally, the notifying party shall propose a resolution to the Error which shall include steps that will be taken to avoid similar errors in the future.

C.	Correction. The goal of any proposed resolution is to restore the other party to a position it would have occupied if the Error had not occurred, including the payment of interest pursuant to the provisions of Article XVIII. A.

1.	If the injured party does not accept the proposed resolution, the parties will engage in the Dispute Resolution activity required pursuant to Article XIII. A and attempt to agree on a resolution to the situation in a manner that is fair, reasonable, and most closely approximates the intent of the parties as evidenced by this Agreement.

Article XII. DAC Tax

A.	The parties to this Agreement agree to the following provisions pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations effective December 29, 1992, under Section 848 of the Internal Revenue Code of 1986, as amended:

1.	The terms used in this Article are defined by reference to Regulation Section 1.848-2, effective December 29, 1992.

2.	The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1).

3.	Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency, or as otherwise required by the Internal Revenue Service.

4.	The Ceding Company will submit a schedule to Generali USA by May 1 of each year with its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement signed by an officer of the Ceding Company stating that the Ceding Company will report such net consideration in its tax return for the preceding calendar year. Generali USA may contest such calculation by providing an alternative calculation to the Ceding Company in writing within thirty (30) days of Generali USA’s receipt of the Ceding Company’s calculation. If Generali USA does not so notify the Ceding Company within the required timeframe, Generali USA will report the net consideration as determined by the Ceding Company in Generali USA’s tax return for the previous calendar year.

5.	If Generali USA contests the Ceding Company’s calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty

(30) days of the date Generali USA submits its alternative calculation. If the Ceding Company and Generali USA reach an agreement on an amount of net consideration, each party will report the agreed upon amount in its tax return for the previous calendar year.

6.	Both the Ceding Company and Generali USA represent and warrant that they are subject to United States taxation under either Subchapter L or Subpart F of Part III of Subchapter N of the Internal Revenue Code of 1986, as amended.

Article XIII. Dispute Resolution & Arbitration

A.	Dispute Resolution: In the event of a dispute arising out of or relating to this agreement, the parties agree to the following process of dispute resolution. Within fifteen (15) days after Generali USA has first given the other party written notification of a specific dispute, each party will appoint a designated company officer to attempt to resolve the dispute. The officers will meet at a mutually agreeable location as soon as possible and as often as necessary, in order to gather and furnish the other with all appropriate and relevant information concerning the dispute. The officers will discuss the problem and will negotiate in good faith without the necessity of any formal arbitration proceedings. During the negotiation process, all reasonable requests made by one officer to the other for information will be honored. The designated officers will decide the specific format for such discussions.

1.	If the officers cannot resolve the dispute within thirty (30) days of their first meeting, the dispute will be submitted to formal arbitration pursuant Section B below, unless the parties agree in writing to extend the negotiation period for an additional thirty (30) days.

B.	Arbitration. If Generali USA and the Ceding Company cannot mutually resolve a dispute that arises out of or relates to this Agreement as provided in A above, the dispute will be decided through arbitration as a precedent to any right of action hereunder.

1.	To initiate arbitration, either the Ceding Company or Generali USA will notify the other party in writing of its desire to arbitrate, stating the nature of its dispute and the remedy sought. The party to which the notice is sent will respond to the notification in writing within fifteen (15) days of its receipt.

2.	There will be three arbitrators who will be current or former officers of life insurance or life reinsurance companies other than the parties to this Agreement, their affiliates or subsidiaries. Each of the parties will appoint one of the arbitrators and these two arbitrators will select the third. If either party refuses or neglects to appoint an arbitrator within sixty (60) days of the initiation of the arbitration, the other party may appoint the second arbitrator. If the two arbitrators do not agree on a third arbitrator within thirty (30) days of the appointment of the second arbitrator, then the appointment of the third arbitrator will be left to the American Arbitration Association.

3.

Once chosen, the arbitrators are empowered to select the site of the arbitration and decide all substantive and procedural issues by a majority of votes. As soon as possible, the arbitrators will establish arbitration procedures as warranted by the facts and issues of the particular case. The arbitrators will have the power to determine all procedural rules of the arbitration, including but not limited to inspection of documents, examination of witnesses and any other matter relating to the conduct of the arbitration. The arbitrators may consider any relevant evidence; they will weigh the evidence and consider any objections. Each party may examine any witnesses who testify at the arbitration hearing.

4.	In making their decision, the arbitrators shall attempt to fashion a resolution in a manner that is fair and reasonable, and most closely approximates the intent of the parties as evidenced by this Agreement. Further, the arbitrators may also consider the customs and practices of the life insurance and life reinsurance industries. The arbitrators are not empowered to render a decision that would incorporate a remedy whose scope or nature is materially beyond that which is contemplated by the Agreement. For purposes of clarity, this provision would require the utilization of the Agreements’ interest formula if the award included an award of interest. Finally, the arbitrators are specifically precluded from incorporating in any award extra contractual damages of any type including punitive or consequential damages.

5.	The decision of the arbitrators will be made by majority rule and will be submitted in writing within thirty (30) of the end of the hearing. Except for questions concerning the scope of the remedy, the decision will be final and binding on both parties and there will be no appeal from the decision. Either party to the arbitration may petition any court having jurisdiction over the parties to reduce the decision to judgment.

6.	Each party will bear the expense of its own arbitration activities, including its appointed arbitrator and any outside attorney and witness fees. The parties will jointly and equally bear the expense of the third arbitrator and other costs of the arbitration.

7.	This Article will survive termination of this Agreement.

Article XIV. Confidentiality

A.	Ceding Company and Generali USA agree that neither party will disclose nor use “Proprietary Information” or “Non-public Information” (collectively “Information”) provided under this Agreement in any way except for the purposes for which the information was provided.

1.	“Proprietary Information” means any tangible or intangible proprietary or confidential information, materials or trade secrets belonging to the disclosing party or its affiliates (whether disclosed orally, in writing, in electronic format or otherwise), including, but not limited to the disclosing party’s: computer systems; processes, methods and techniques; equipment; data; reports; know-how; existing and proposed contracts with third parties; business plans, including information concerning the existence and scope of activities of any research, development, marketing or other projects of the disclosing party, which are furnished, disclosed, learned or otherwise acquired by the recipient during or in the course of discussions preceding the business relationship between the parties memorialized by this Agreement.

2.	“Non-public Information” means personally-identifiable financial and/or health information (whether disclosed orally, in writing, in electronic format or otherwise) that (i) is provided by a consumer to either party or its affiliates, (ii) results from a transaction with or service performed for the customer by either party or its affiliates, or (iii) is otherwise obtained by either party or its affiliates from sources other than those that are generally publicly available.

B.	Security Measures. Ceding Company and Generali USA also mutually agree that each party will implement information security measures to ensure that it and any third party used by it will protect the Information. Ceding Company and Generali USA further mutually agree that such security measures shall meet or exceed accepted industry standards for businesses of similar size within the insurance and reinsurance industry.

C.	Non-Public Information. Generali USA acknowledges that it may be provided with access to Non-public Information concerning the Ceding Company’s customers and, to the extent that such information (i) identifies the individual customer as a customer of the Ceding Company, (ii) was obtained by Generali USA while acting in its capacity as reinsurer of the Ceding Company or (iii) was obtained by Ceding Company during the administration or underwriting of the customer’s insurance policy and/or annuity contract, the Non-public Information shall be and remain the property of the Ceding Company. Further, Generali USA shall not disclose to any person outside its organization, Non-Public Information of the disclosing party, unless such disclosure is required in performance of any services, such as the disclosure to the “MIB”, retrocessionaires, auditors, etc., contemplated under the Agreement or as otherwise required or permitted by applicable law.

D.	Proprietary Information. Ceding Company and Generali USA shall hold Proprietary Information in confidence and shall not use or exploit such Information for its own benefit or the benefit of another without the prior written consent of the disclosing party. Recipient may, in the performance of services under the Agreement, disclose Proprietary Information to either affiliated or non-affiliated third parties who have a need to know the Proprietary Information, provided such persons are informed of and agree in writing to comply with the confidentiality obligations of this Agreement.

1.	Limitation on Obligations

The obligations of the recipient specified above shall not apply to any Proprietary Information to the extent that such Information:

a.	is known by or in the possession of the recipient prior to disclosure in accordance with this Agreement, provided that, the Information is not known by the recipient to be subject to another confidentiality agreement with the disclosing party or other obligations of confidentiality to the disclosing party;

b.	is generally known to the public at the time of disclosure or becomes generally known through no wrongful act on the part of the recipient or any of its representatives, including breach of this Agreement;

c.	becomes known to the recipient through disclosure by sources other than the disclosing party having the legal right to disclose such Information;

d.	has been independently developed by the recipient without reference to or use of the Information;

e.

is required to be disclosed by the recipient to comply with a court order or other legal or regulatory process, provided that the recipient provides prior written notice of such disclosure to the disclosing party and takes commercially reasonable and lawful actions to avoid and/or minimize the extent of such disclosure. Except as specifically set forth above, the receiving party’s obligation to protect the disclosing party’s Information shall continue in perpetuity;

E.	Violation of Law. Notwithstanding the foregoing, neither party shall disclose Information to any other party if such disclosure would violate applicable Federal or State Privacy Regulations or Statutes.

F.	Breach. If there is a breach of terms contained in this Article, either Party will give notice to the other of the breach in writing and an opportunity to cure such breach within fifteen (15) days of receipt of such notice.

Article XV. Insolvency

A.	Ceding Company

1.	In the event of the insolvency of the Ceding Company, this reinsurance shall be payable directly to the Ceding Company, or to its liquidator, receiver, conservator or statutory successor on the basis of the liability of the Ceding Company without diminution because of the insolvency of the Ceding Company or because the liquidator, receiver, conservator or statutory successor of the Ceding Company has failed to pay all or a portion of any claim. It is agreed, however, that the liquidator, receiver, conservator or statutory successor of the Ceding Company shall give written notice to Generali USA of the pendency of a claim against the Ceding Company, indicating the policy or bond reinsurance which claim would involve a possible liability on the part of the reinsurers within a reasonable time after that claim is filed in the conservation or liquidation proceeding or in the receivership, and that during the pendency of that claim Generali USA may investigate that claim and interpose, at its own expense, in the proceeding where that claim is to be adjudicated any defense(s) they may deem available to the Ceding Company or its liquidator, receiver, conservator or statutory successor. This expense incurred by Generali USA shall be chargeable, subject to the approval of the court, against the Ceding Company as part of the expense of conservation or liquidation to the extent of a pro rata share of the benefit which may accrue to the Ceding Company solely as a result of the defense undertaken by Generali USA.

2.	Where two (2) or more reinsurers are involved in the same claim and a majority in interest elects to interpose defense to that claim, the expense shall be apportioned in accordance with the terms of the reinsurance agreement as though that expense had been incurred by the Ceding Company.

3.	This insolvency clause shall not preclude Generali USA from asserting any excuse or defense to payment of this reinsurance other than the excuses or defenses of the insolvency of the Ceding Company and the failure of the Ceding Company’s liquidator, receiver, conservator or statutory successor to pay all or a portion of any claim.

B.	Generali USA

1.	In the event of the Generali USA’s insolvency, the Ceding Company may cancel the Agreement for future new business and will notify Generali USA in writing of its intent. The parties agree to waive the notification period for this cancellation, and the effective date will be no earlier than the effective date of Generali USA’s insolvency.

2.	Upon giving written notice to Generali USA, the Ceding Company may also recapture all of the inforce business reinsured by the Reinsurer under this Agreement.

Article XVI. General Reinsurance Provisions

A.	OFAC. The Ceding Company represents that it is, and shall use best efforts to continue to be, in compliance with all laws, regulations, judicial and administrative orders applicable to the business reinsured under this Agreement (collectively “Laws”), including, but not limited to, sanctions laws administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), as such laws may be amended from time to time. Neither the Ceding Company nor Generali USA shall be required to take any action under this Agreement that would result in it being in violation of said laws, including, but not limited to, making any payments in violation of the law. Should either party discover a reinsurance payment has been made in violation of the law, it shall notify the other party and the parties shall cooperate in order to take all necessary corrective actions, including, but not limited to, the return of the payment to Generali USA, unless prohibited by law.

B.	Access to Records. Generali USA and the Ceding Company, or their duly authorized representatives, will have the right to inspect original papers, records, and all documents relating to the business reinsured under this Agreement including underwriting, claims processing, and administration. Such access will be provided during regular business hours at the office of the inspected party. This provision will survive the termination of the Agreement.

C.	Expenses. The Ceding Company will pay for all medical examinations, inspection fees, attending physicians’ statements and other charges incurred in connection with the issuance of the original insurance covered under this Agreement.

D.	Reinsured Policy Provisions. All Reinsurance ceded hereunder shall be subject in all respects to the same clauses, terms and conditions of the Reinsured Policies; but nevertheless subject to the terms and conditions of this Agreement.

E.	Offset. Any debts or credits, in favor of or against either the Generali USA or the Ceding Company with respect to this Agreement, are deemed mutual debts or credits and may be offset, and only the balance will be allowed or paid. The right of offset will not be affected or diminished because of the insolvency of either party. The parties acknowledge and agree that claims by the Ceding Company may not be offset against Premium due unless the Generali USA has agreed in writing.

F.	Premium Tax. Generali USA shall not reimburse the Ceding Company for premium taxes on reinsurance premiums.

G.	Dividends, Cash Values. Generali USA will not reimburse the Ceding Company for its proportionate share of the dividends or cash values paid by the Ceding Company to policyholders.

H.	Third Parties. This Agreement is a contract between the Ceding Company and Generali USA only. Neither Agreement nor the exercise of any right under the Agreement create any right or legal relationship between Generali USA and any policyholder, agent, or employee of the Ceding Company or any employee of a policyholder or insured or beneficiary under any Reinsured Policy or other Ceding Company agreement or contract with such third person.

I.	Cessions.

1.	The Ceding Company will retain net for its own account the insurance Retention specified in Exhibit I.

2.	The Ceding Company will not cede an Underlying Policy to Generali USA unless the amount to be reinsured at issue exceeds the Initial Minimum Cession amount shown in Schedule A.

Article XVII. Duration of Agreement

A.	Subject to the provisions of Article V. D regarding payment of premium and Article XV. B regarding insolvency of Generali USA, this Agreement is indefinite as to its duration. The Ceding Company or Generali USA may terminate this Agreement with respect to the reinsurance of new business by giving 90 days written notice of termination to the other party, sent by certified mail. The first day of the notice period is deemed to be the date the document is postmarked.

1.	During the notification period, the Ceding Company may continue to cede and Generali USA will continue to accept pursuant Article I Underlying Policies covered under the terms of this Agreement.

B.	Subject to the provisions of Article V. D, Reinsurance coverage on all reinsured policies will remain in force until the termination or expiry of the Reinsured Policies on which date this Agreement will automatically terminate or until the contractual termination of reinsurance under the terms of this Agreement, whichever occurs first.

Article XVIII. General Provisions

A.	Interest. If, under the terms of this Agreement, interest is accrued on amounts due either party, such interest will be calculated using the 180 day treasury rate as reported in the Wall Street Journal on the date the payment becomes due, except as specified elsewhere in this Agreement.

B.	Entire Agreement. This agreement shall constitute the entire agreement between the parties with respect to the business reinsured hereunder and supersede all prior agreements, promises, representations or discussions of any type. There are no other understandings between the parties other than as expressed in this Agreement. Any change or modification to this agreement shall be null and void unless made by written amendment to this Agreement signed by both parties. For avoidance of doubt, any confidentiality agreements entered into by the parties are hereby terminated and superseded by the terms of this Agreement.

C.	Notices: All notices, requests, instructions, demands, consents and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given on the date delivered by hand or by courier service such as Federal Express, or by other messenger (or, if delivery is refused, upon presentment) or upon electronic confirmation of a facsimile transmission, or upon delivery by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses:

If to the Ceding Company:

Farm Bureau Life Insurance Company

5400 University Avenue

West Des Moines, Iowa 50266

Attn: Chris Daniels

If to Generali USA:

Generali USA Life Reassurance Company

8330 Ward Parkway

Kansas City, MO 64114

Attn: Treaty Department

D.	Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of Missouri.

E.	Non-Waiver of Rights. No waiver by any party of any default by any other party in the performance of any promise, term or condition of this Agreement shall be construed to be a waiver by such party of any other or subsequent default in performance of the same or any other promise, term or condition of this Agreement. No prior transactions or dealings between any of the parties shall be deemed to establish any custom or usage waiving or modifying any provisions hereof. The failure of any party to enforce any part of this Agreement shall not constitute a waiver by such party of its right to do so, nor shall it be deemed to be an act of ratification or consent

F.	Severability. If any provision of this Agreement is determined, for any reason, to be invalid, illegal, or unenforceable in any respect, (1) such provision or provisions shall be ineffective but only to the extent of such invalidity, illegality, or unenforceability and (2) such determination will not impair or affect the remaining provisions of this Agreement. In such an event, Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein, unless such a construction would be unreasonable

G.	Assignment. All the terms of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns, whether so expressed or not; however, no party hereto shall assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the other party hereto.

H.	Currency: All payments under this agreement shall be made in currency of the United States of America.

I.	Compliance with Law. The parties shall in all matters relating to the Agreement comply with all applicable regulatory provisions.

J.	Counterparts. This Agreement may be executed simultaneously in 2 counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same document.

K.	Descriptive Headings and Construction. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of, or to affect the meaning, construction or interpretation of, this Agreement. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms. The parties have participated jointly in the negotiation and drafting of this Agreement and no rule of construction against the draftsperson shall be applied hereto.

Article XVIV Intermediary

Ballinger & Company (“Ballinger”) duly licensed as a reinsurance intermediary, is hereby recognized as the Intermediary negotiating this Agreement for all business hereunder on behalf of the Ceding Company. Generali USA, as an administrative accommodation for and on behalf of the Ceding Company, will pay the Intermediary’s fee out of the Ceding Company’s allowances by means of checks or electronic deposit. This fee is 1 % and shall be payable on the net reinsurance premiums received.

The Ceding Company requests that Ballinger be provided copies of all communications and notices issued pursuant to the Agreement, sent to Ballinger & Company, 176 Penfield Hill Road, Portland, Connecticut 06480 or its current address if different than herein indicated.

The Intermediary will receive copies of all communications (including but not limited to notices, statements) relating to this Agreement between the Ceding Company and Generali USA. All payments or monetary transactions of any type, including premiums, return premiums, commissions, taxes, claim payments, loss expenses reimbursements, salvages, or loss settlements shall be made directly between the Ceding Company and Generali USA.

In the event that there is a payment made by the Ceding Company through the Intermediary it will be deemed payment to Generali USA upon receipt by the Intermediary. In the event that there is a payment by Generali USA made through the Intermediary it will be deemed payment to the Ceding Company only to the extent that such payments are actually received by the Ceding Company.

THIS AGREEMENT CONTAINS A BINDING ARBITRATION

CLAUSE. WHICH MAY BE ENFORCED BY THE PARTIES

IN WITNESS WHEREOF, this agreement is hereby executed.

Farm Bureau Life Insurance Company		Generali USA Life Reassurance Company

By:	/s/ Illegible	By:	/s/ David A. Gates
Name:	Illegible	Name:	David A. Gates
Title:	LPDP V.P.	Title:	SVP
Date:	August 10, 2005	Date:	8/11/2005

By:	/s/ Joann Rumelhurt	By:	/s/ Patricia Allison
Name:	Joann Rumelhurt	Name:	Patricia Allison
Title:	Exec. Vice President	Title:	Asst. Registrar
Date:	8/10/2005	Date:	8/11/2005